Exhibit 6.2

SOFTWARE AS A SERVICE (SAAS) AGREEMENT

Customer: USA Opportunity Income Fund, Inc.	Contact:
Address:	Phone:
E-Mail:

Services: Creation of a deal portal hosted by www.dealmaker.tech, and related services (as further described in Schedule A, the “Service(s)”).

Subscription Term: From the Commencement Date (as defined herein) until termination.

Services Fees: Set forth herein	Fees payable in USD unless otherwise specified.
Implementation: DealMaker will provide Customer the Services and Customer shall pay DealMaker the fees set forth in Schedule A in accordance with the terms herein.

This SaaS Services Agreement (“Agreement”) is entered into on______________, (the “Effective Date”) between Novation Solutions Inc. (O/A DealMaker) (“Company”), and the Customer listed above (“Customer”). This Agreement includes and incorporates the above Order Form, as well as the Terms of Services attached hereto as Schedule C, all other Schedules to this Agreement, the DealMaker Terms of Service applicable to use of the Services available online at www.dealmaker.tech/terms and contains, among other things, warranty disclaimers, liability limitations and use limitations. Customer also understands and agrees to the charges and fees for any additional functionality or services requested pursuant to the Schedules to this Agreement, or pursuant to any additional Order Form.

There shall be no force or effect to any different terms other than as referenced in this Agreement (including all terms included or incorporated as described above) except as entered into by Company and Customer in writing.

USA Opportunity Income Fund, Inc.	DealMaker

By:	By:
Name:	Name:	Rebecca Kacaba
Title:	Title:	CEO

Schedule “A”

Standard Pricing

Platform Hosting and Maintenance Fees -

Due on signing: $5,000

Due on Launch: $5,000

Initial customer onboarding, including:

○	Setup of subscription documents
○	Enablement and/or application to payment networks
○	Assignment of Senior Account Manager for support resources
○	Up to two (2) trainings on system for each team user

Monthly Subscription Fee per Portal: $1,250

● Deal portal with automated tracking, signing, and reconciliation of investment transactions

● DealMaker Engage portal with shareholder engagement tracking and management functionality

● Seats for up to 10 users (including legal, compliance, broker-dealer and transfer agent)

● Support and periodic review with assigned Account Manager

● Additional Seats are available for a cost of $100 per month

● Following completion of the transaction, the Monthly Subscription Fee will convert into a monthly shareholder communication portal fee for DealMaker Engage (“DM Engage Fee”) at a price of $1,000

Transaction Fees

General

●	$15 per electronic signature executed on platform
●	$15 per payment reconciled via DealMaker

Payment Processing Fees

●	Secure Bank-to-Bank Payments (USD) - 2.00%
●	Credit Card Processing - 4.50%
●	Express Wires - 1.00%
●	Per Investor Refund Fee - $50.00
●	Failed Payment Fee — $5.00
●	Reconciliation Report - $250

AML Searches (required for Reg A offerings)

●	AML Search (individual) — $2.50
●	AML Search (corporate) — $25.00

Schedule “B”

Additional Services

Customer may order Additional Services as set forth below.

Account Setup and Management (Prior to Launch)

For the period beginning on the Effective Date and ending on the Offering’s date of commencement (“Commencement Date”)

●	DealMaker partner network. Customer may request introductions to DealMaker’s network of partner and vendor relationships for the purpose of sourcing additional services (call centre, transfer agent, marketing support, investment relations). All engagements with third parties in this respect are to be made directly between the Customer and the vendor at the Customer’s discretion. Customer acknowledges and agrees that, by making such introductions, DealMaker is not recommending and shall not be deemed to have recommended any partner or vendor’s products or services or to have assumed any responsibility for Customer’s selection of any partner or vendor or procurement of such products or services.

●	DealMaker template library and forms. Customer may request access to DealMaker’s documents and resources to help organize and set up the offering. These resources may include educational packages, resources for the management of administrative and collaborative tasks, and best practices observed from other offerings and industries. Customer acknowledges and agrees that, by providing access to any documents, training, or resources, DealMaker is not rendering and shall not be deemed to have rendered any legal, tax, investment, or financial planning advice. Customer shall, as it deems necessary or advisable, consult its own legal, tax, investment, or financial planning advisers.

●	Customized Support and Training. Customer may request additional support and training for team members and third party service providers, up to 4 unique sessions.

Price: $1250 per month

Portal Customizations

Customer may request specific customizations or functionality to augment the standard deal portal. Typically, the process is as follows:

●	Company will outline the work to be completed, expected lead time to complete, and a fair estimate of costs.
●	Customer will review the plan and authorize the scope of work
●	Customer acknowledges that additional deposit fees may be required before work begins
●	In the event that the relationship between Customer and Company is terminated prior to the completion of customizations, Customer remains responsible for all costs authorized.
●	Customer may authorize additional customizations throughout the course of the deal at any time.

Fees: TBD

Schedule “C”

Additional Terms

Payment &Billing

Customer will be billed for expenses incurred on a monthly basis. Invoices will be released to the customer for review the first Monday of each month, and payment shall be executed via wire within thirty (30) days of receipt of Invoice.

Term & Termination

Term and Renewal. Unless otherwise specified in your Order, your Monthly Subscription Fee and subsequently, DM Engage Fee, will automatically renew each month. DM Engage can be cancelled within any month upon written notice, effective the month following cancellation.

Early Cancellation. Notwithstanding anything to the contrary contained herein this Agreement, Customer may cancel the subscription early at its convenience, upon five (5) days notice. However, Company will not provide any refunds of prepaid fees nor return any unused Subscription Fees. Furthermore, Customer would still be obligated to pay any unpaid fees due through the early cancellation date.

Termination for Cause. Either party may terminate this Agreement for cause, as to any or all Subscription Services: (i) upon thirty (30) days’ notice to the other party of a material breach if such breach remains uncured at the expiration of such period, or (ii) immediately, if the other party becomes the subject of a petition in bankruptcy or any other proceeding relating to insolvency, cessation of business, liquidation or assignment for the benefit of creditors, in the event of Company insolvency, all of the Customer’s assets are immediately released.

We may also terminate this Agreement immediately if we determine that you are acting, or have acted, in a way that has or may negatively reflect on or impact us, our prospects, or our customers, including without limitation in a way that violates or causes us to violate applicable law or regulation. This Agreement may not otherwise be terminated prior to the end of the Subscription Term.

Third-Party Payment Processing

For the processing of electronic payments (including bank-to-bank payments, credit card, etc.), the Company may submit material(s) and or application(s) to partner third-party payment processors on behalf of the Customer. Upon approval, the Company will enable the partner processors’ intake form/system within the Customer’s subscription portal.

The Customer acknowledges that Company makes no guarantee Customer will be approved by any third party, and approval is subject to each third party’s sole discretion, including, to the extent applicable, its due diligence and compliance policies and procedures. Use of payment processing service(s) is further contingent on the mutual acceptance by Company and Customer of each third party’s respective fees, to be included as an addendum to this agreement and/or presented to Customer for acceptance from time to time (including fees for merchant processing account and ongoing maintenance, which may be applied on a per-issuer basis). Note holdback periods may apply for electronic payment transfer methods, as enforced by processors. Company shall not be deemed responsible for delivery or any interruption or cessation of any services provided by any third party.

That transaction must clear prior to being made available to Customer. US Federal regulations provide investors with up to 60 days to recall funds. Customer remains liable to immediately and without protestation or delay return to Company any funds recalled by investors for whatever reason.

Company reserves the right to deny, suspend or terminate participation in the offering of any investor to the extent Company, in its sole discretion, deems it advisable or necessary to comply with applicable laws or to eliminate practices that are not consistent with laws, rules, regulations, best practices, or the protection of its reputation.

Integration with Third Party Service Providers

Without limiting any other protection of Company under this agreement and notwithstanding anything to the contrary, DealMaker shall bear no responsibility or liability whatsoever in connection with any third-party services provided by a vendor engaged by Customer, the decision to engage such vendors rests solely with the management of the Customer on the terms contracted between the Customer and such parties.

AML compliance and “clearing”

DealMaker’s integrated AML searches are tools provided to Customer to assist Customer (or one of its agents) in complying with applicable obligations related to KYC/AML. DealMaker is not engaged to perform and will not perform, and shall not be deemed responsible for performing, any services related to reviewing or analyzing search results, sources of funds or wealth, or making any determination as to whether Customer has complied with its obligations under applicable anti-money laundering legislation and regulations or as to whether any prospective investor poses any risk of money laundering, terrorist financing, or other criminal or suspicious activity. Customer and/or its agents (including counsel or broker dealer as applicable) shall bear primary responsibility to determine compliance with applicable AML legislation and regulation and shall assist in the clearing of any AML exceptions. Customer’s KYC/AML clearing obligations may require Customer to undertake efforts to ensure that individual and corporate investors provide applicable identity verification, explanations of adverse regulatory/disciplinary/bankruptcy history or media reports, confirmation of false positive results, or other documents or information required for AML purposes. DealMaker’s AML searches are limited by capabilities and design of products and services of the third parties Dealmaker engages to perform such searches, including by limitations on the search methodology, matching logic, data sources, and information accuracy used by such third parties. Customer’s use of the AML searches are subject to the terms set forth in Schedule E.

Confidential Information

1.	This Agreement, the terms contained hereunder and certain information related to the Customer transaction contemplated hereunder is “Confidential Information” such that it does not include information that: (i) is or has become generally known to the public; (ii) was known by either party prior to entering into the Agreement: or (iii) was independently developed by either party. All work product, pricing, deal terms and process information of either party exchanged with the other party to perform the terms of the Agreement is agreed to be Confidential Information, except any logos or marketing references are not Confidential Information.

2.	Notwithstanding section 8 of Schedule E, neither party may disclose Confidential Information without the express written consent of the other party.

3.	By executing this Agreement, the Customer is providing written consent for DealMaker to disclose Confidential Information as required and commercially reasonable to carry out the terms of this Agreement.

Pursuant to this Agreement, Customer’s investors will be asked to sign-in to the DealMaker portal and agree to the DealMaker terms and conditions. The parties agree that this process shall not constitute a disclosure of “Confidential Information” as described in this section.

Schedule “D”

Payment Processing Additional Terms

Capitalized terms used, but not defined herein shall have the meanings ascribed to such terms in the Agreement, including the DealMaker Terms of Service available online at www.dealmaker.tech/terms.

1.	Indemnification. With an exception made for Losses incurred due to Company’s negligent acts or omissions, Customer agrees to indemnify Company and hold Company harmless from any and all Losses incurred by Company in connection with its role as platform account for payment processing. “Losses” includes, but is not limited to, losses arising from chargebacks, clawbacks, payment reversals, fraudulent charges, insufficient credit, unauthorized charges, claims of Customer or third parties, and any other problems relating to card or ACH payments.

2.	Pre-Closing Hold. Customer agrees that investment funds deposited in Customer’s account with a financial institution (“Account”) by (i) investors directly, funding via wire or cheque or (ii) by DealMaker or any third party payment processor, prior to the Closing of any transaction involving such investments (each, a “Transaction”) shall remain in Customer’s Account and shall not be withdrawn by Customer, or a person authorized by Customer, from the Customer’s Account prior to the “Closing” (as defined herein). “Closing” includes the resolution of all applicable AML-related exceptions or discrepancies identified through any searches provided by third parties through Company or otherwise identified by or to Company for all Transactions associated with an investment and the acceptance by the Company of the investment associated with such Transactions. Customer grants Company the right, prior to any Closing, in Company’s reasonable discretion and without prior notice, to deduct funds from Customer’s Account via Pre-Authorized Debit in respect of any funds that have been deposited in Customer’s Account.

3.	Holdbacks. The Customer hereby acknowledges that certain terms apply in respect of electronic or credit card payment to cover against charge-backs and/or rescission. Chargeback windows can vary in duration and amount. For this reason, a holdback is applied to funds processed using the platform (accessed via DealMaker.tech). Company shall have the right, in its sole discretion, to revise the amount and duration of any holdback. Ordinarily, the holdback is 5.00% of payments processed, for a ninety day period.

4.	Post-Closing Retention. After the Closing Date, Customer agrees to retain in Customer’s Account twenty percent (20%) of the funds processed by methods of electronic or credit card transfer in respect of each Transaction for a period of ninety (90) days following the Closing Date (the “Retention Period”) to mitigate the risk of any Losses. Company shall notify Customer prior to amending the Retention. Customer acknowledges that chargeback windows applied by credit card processors are beyond DealMaker’s control, provided that the parties hereby agree to work together collaboratively and in good faith in order to reduce any chargebacks.

5.	Loss Recovery. Company shall have the right, with prior notice and approval, to deduct funds from Customer’s Account to reimburse Company for any actual out-of-pocket and verified Losses. Customer acknowledges and agrees that recovery of Losses from Customer’s Account will not serve as any limitation on the indemnification obligations of Customer under this Agreement or any remedy or claim that Company may be entitled to pursue against Customer in respect of such Losses.

Schedule E

ALLOY AUTHORIZED USER TERMS OF SERVICE

1.	Novation Solutions Inc. O/A DealMaker (“Client”) has invited Customer (“Authorized User”) to access all or part of Client’s Alloy account (“Client Account”) on behalf of Client. These Alloy Authorized User Terms of Service (“User Terms”), set forth the terms and conditions that govern the access and use of the Alloy Services (hereinafter defined) by Authorized User. These terms are a legally binding contract between First Mile Group, Inc. d/b/a/ Alloy, a Delaware corporation (“Alloy”) and Authorized User.

2.	Client has separately entered into a contract with Alloy (“Client Contract”), pursuant to which Alloy makes available to Client Alloy’s software-as-a-service offering, application programming interface, and certain related products and services (“Alloy Services”). The Client Contract permits Client to configure the Client Account so that Authorized User and others can access all or part of the Client Account on Client’s behalf. Control of the Client Account and ownership of any data or information submitted by Client or any Authorized User or third-party data provider to the Alloy Services or otherwise contained in or made available by the Alloy Services is governed by the Client Contract. Among other provisions, the Client Contract provides that (i) Client owns any data or information submitted to Alloy by the Client or by an Authorized User of Client (“Client Data”); and (ii) Client is the owner or licensee of any third-party services, including data, (“Third-Party Services”) retrieved by Alloy on behalf of Client.

3.	Authorized User acknowledges and agrees that, as between the Authorized User and Client, (i) Client controls how the Client Data is processed, used, and stored within the Alloy Services and when Client Data is destroyed; (ii) Client may provision and deprovision Authorized User’s access to the Client Account; and (iii) Client controls the configuration of the Client Account, including the selection of any integrated third-party data sources and the configuration of any decisioning rules. Authorized User further acknowledges and agrees that, as between Alloy and Client, it is Client’s responsibility to (i) inform Authorized User of any restrictions regarding the use of Client Data and any other data made available through the Alloy Platform; (ii) obtain necessary rights and consents to access, use, transmit, and process the Client Data and to access and use the Alloy Services; (iii) to ensure the lawful access and use by Client and Authorized User of the Client Data and Alloy Services (including any data made available therein); and (iv) to resolve any dispute with Authorized User regarding the Alloy Services or Client Data.

4.	Authorized User shall not (i) share or disclose its Alloy credentials, if any, with any third parties; (ii) copy, modify, or create derivative works of the Alloy Services or Third-Party Services, in whole or in part; (iii) rent, lease, lend, sell, time share, broker, license, sublicense, assign, distribute, publish, transfer, or otherwise make available to third parties the Alloy Services or Third-Party Services; (iv) access or use the Alloy Services or Third-Party Services for any purpose other than on behalf of Client for Client’s internal business purposes; (v) reverse engineer, disassemble, decompile, decode, adapt, or otherwise attempt to derive or gain access to any software component of the Alloy Platform; (vi) remove or obscure any proprietary notices from the Alloy Services; (vii) access or use the Alloy Services or Third-Party Services in any manner or for any purpose that infringes, misappropriates, or otherwise violates any intellectual property right or other right of any person or entity, or that violates any applicable law, regulations or rules; (viii) design or permit its applications to disable, override, or otherwise interfere with the Alloy Services or Third-Party Services, including any Alloy-implemented communications to end users, consent screens, user settings, alerts, warning, or the like; (ix) access or use the Alloy Services or Third-Party Services in any of its applications to replicate or attempt to replace the user experience of the Alloy Services or Third-Party Services; (x) attempt to cloak or conceal its identity or the identity of its applications when requesting authorization to access or use the Alloy Platform or Third-Party Services; (xi) access or use the Alloy Services or Third-Party Services for personal (non-business) purposes; (xii) except to the extent required by applicable law, regulation or rule, access or use the Alloy Services in a manner that contributes to the discrimination or denial of services to an end user of Client’s product or service on the basis of any protected class, including nationality, national origin, or immigration status; (xiii) use the Alloy Services or Third-Party Services to create a product or service that competes with the Alloy Services or Third-Party Services; (xiv) access or use the Alloy Services or Third-Party Services for marketing purposes; or (xv) access the Alloy Services or Third-Party Services from outside of the United States and its territories, including by or through any Internet Protocol address located outside of the United States and its territories. Alloy may take any action it deems necessary to ensure the security and integrity of the Alloy Services, including limiting, suspending or terminating Authorized User’s access to and/or use of the Alloy Services in the event of any breach or suspected security breach.

5.	ALLOY MAKES NO WARRANTIES, EXPRESS OR IMPLIED, TO AUTHORIZED USER WITH RESPECT TO THE ALLOY SERVICES. THE ALLOY SERVICES ARE PROVIDED ON AN “AS IS” BASIS. ALLOY SPECIFICALLY DISCLAIMS ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT, AND ALL WARRANTIES ARISING FROM COURSE OF DEALING, USAGE, OR TRADE PRACTICE. WITHOUT LIMITING THE FOREGOING, ALLOY MAKES NO WARRANTY OF ANY KIND THAT THE ALLOY SERVICES OR THIRD-PARTY SERVICES, OR ANY PRODUCTS OR RESULTS OF THE USE THEREOF, WILL MEET CLIENT’S OR ANY OTHER PERSON’S REQUIREMENTS, OPERATE WITHOUT INTERRUPTION, ACHIEVE ANY INTENDED RESULT, BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM, OR OTHER SERVICES, OR BE SECURE, ACCURATE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR FREE. DUE TO THE NATURE OF PUBLIC RECORD AND DATA CONSORTIUM INFORMATION, THE PUBLIC RECORDS AND COMMERCIALLY AVAILABLE DATA SOURCES MADE AVAILABLE WITH THE ALLOY PLATFORM MAY CONTAIN ERRORS AND MAY NOT BE UP-TO-DATE. SOURCE DATA IS SOMETIMES REPORTED OR ENTERED INACCURATELY, PROCESSED POORLY OR INCORRECTLY, AND IS GENERALLY NOT FREE FROM DEFECT. THE CRIMINAL RECORD DATA THAT MAY BE PROVIDED AS PART OF ALLOY’S SERVICES MAY INCLUDE RECORDS THAT HAVE BEEN EXPUNGED, SEALED, OR OTHERWISE HAVE BECOME INACCESSIBLE TO THE PUBLIC SINCE THE DATE ON WHICH THE DATA WAS LAST UPDATED OR COLLECTED. NEITHER ALLOY NOR THE ALLOY PLATFORM IS THE SOURCE OF THE DATA, AND THE ALLOY PLATFORM DOES NOT PURPORT TO BE A COMPREHENSIVE COMPILATION OF THE DATA.

6.	IN NO EVENT SHALL ALLOY BE LIABLE TO AUTHORIZED USER UNDER OR IN CONNECTION WITH THESE USER TERMS OR THE CLIENT CONTRACT OR THE SUBJECT MATTER OF EITHER AGREEMENT UNDER ANY LEGAL OR EQUITABLE THEORY, INCLUDING BREACH OF CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE, FOR ANY INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, HOWEVER ARISING, AND REGARDLESS OF WHETHER SUCH PERSONS WERE ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES OR SUCH LOSSES OR DAMAGES WERE OTHERWISE FORESEEABLE, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF IT ESSENTIAL PURPOSE. ALLOY’S MAXIMUM AGGREGATE LIABILITY TO AUTHORIZED USER UNDER THESE USER TERMS OR IN CONNECTION WITH THE ALLOY SERVICES PROVIDED PURSUANT TO THE CLIENT CONTRACT, INCLUDING FOR ANY AND ALL LOSSES OR INJURIES ARISING OUT OF ANYTHING TO BE DONE OR FURNISHED UNDER THESE USER TERMS, REGARDLESS OF THE CAUSE OF THE LOSS OR INJURY, AND REGARDLESS OF THE NATURE OF THE LEGAL OR EQUITABLE RIGHT CLAIMED TO HAVE BEEN VIOLATED, SHALL NEVER EXCEED ONE THOUSAND DOLLARS ($1,000).

7.	Authorized User hereby agrees to indemnify, defend, and hold harmless Alloy, its affiliates and its directors, officers, employees, agents, contractors and representatives, from and against any and all costs, demands, damages, losses, fees, expenses and liabilities (including attorneys’ fees and costs) (“Losses”) arising from or in any way related to any third-party claim, allegation, action, demand, proceeding or suit (“Action”) against any of them that arises out of or relates to (a) any material breach by Authorized User of any terms, conditions, representations or certifications in these Terms; (b) any security breach of Alloy’s systems or environment caused in whole or in part by the acts or omissions of Authorized User, including without limitation the unauthorized access of the Client Account; and (c) the unauthorized disclosure, by Authorized User, of any data or information contained within or received through the Alloy Services or Third-Party Services.

8.	Authorized User may have access to information or materials of Alloy, Client, or Third-Party service providers under circumstances that would indicate to a reasonable person that such information or materials are confidential or proprietary (“Confidential Information”), including, without limitation, technical, financial, strategic and related information, computer programs, algorithms, know-how, processes, ideas, inventions (whether patentable or not), schematics, Trade Secrets (as defined below), product information, pricing information, product development plans and forecasts, Client Data, and Third-Party Services. Confidential Information shall not include information that: (a) is or becomes (through no improper action or inaction by Authorized User) generally known to the public; (b) was in Authorized User’s possession or known by it prior to receipt from Alloy; (c) was lawfully disclosed to Authorized User by a third party and received in good faith and without any duty of confidentiality by the Authorized User or the third party; or (d) was independently developed without use of any Confidential Information without access to such Confidential Information. “Trade Secret” shall be deemed to include any information which gives the Alloy an advantage over competitors who do not have access to such information, as well as any information that the Alloy has taken reasonable measures to keep secret and derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable through proper means, by another person who can obtain economic value from the disclosure or use of such information. Authorized User agrees not to divulge any Confidential Information, or information derived therefrom, to any third party, and shall protect the confidentiality of such Confidential Information with the same degree of care it uses to protect the confidentiality of its own confidential information and Trade Secrets, but in no event less than a reasonable degree of care. Notwithstanding the foregoing, the Authorized User may disclose Confidential Information solely to the extent required by subpoena, court order or other governmental authority, provided that Authorized User shall give the Alloy prompt written notice of such subpoena, court order or other governmental authority so as to allow Alloy to have an opportunity to obtain a protective order to prohibit or restrict such disclosure at its sole cost and expense. Authorized User and its representatives shall cooperate with the Alloy and Client to obtain any such protective order or other remedy. Authorized User shall immediately notify Alloy upon discovery of any loss or unauthorized disclosure of the Confidential Information. Authorized User’s obligations with respect to Confidential Information shall continue during the Term and for a period of five (5) years thereafter, provided however, that, with respect to Confidential Information that constitutes a Trade Secret, Authorized User’s obligations with respect to such Confidential Information shall continue for so long as such Confidential Information continues to constitute a Trade Secret.

9.	Authorized User will not name Alloy or refer to its use of Alloy Services in any press releases, advertisements, promotional or marketing materials, or make any other third-party disclosures regarding Alloy or Client’s use of Alloy’s Services without prior written consent from Alloy or Client.

10.	Except as expressly set forth herein, nothing in these User Terms grant any right, title, or interest in or to (including any license to) the Alloy Services or any information, data, documents, materials, works, and other content, devices, methods, processes, hardware, software, and other technologies and inventions contained therein. All right, title, and interest in the Alloy Services and in any Third-Party Services shall remain with Alloy and the respective rights holders in the Third-Party Services.

11.	Any feedback provided to Alloy by Authorized User in connection with the Client Account will be deemed the confidential information of Alloy, and Alloy may (but will not be required to) use, without any attribution or compensation, any ideas, know-how, concepts, techniques, or other intellectual property rights contained in the feedback, including any intellectual property rights related thereto, for any purpose whatsoever

12.	These User Terms shall continue in effect until the expiration or termination of the Client Contract, or until Authorized User’s access to the Client Sub-Account expires or is terminated, whichever is earlier. The provisions of these Terms which should by their nature survive expiration or termination of these Terms shall so survive.

13.	If any provision of these Terms shall be held by a court of competent jurisdiction to be contrary to law, invalid or otherwise unenforceable, such provision shall be changed and interpreted so as to best accomplish the objectives of the original provision to the fullest extent allowed by law, and in any event the remaining provisions of this Terms shall remain in full force and effect. The waiver of any breach or default of these Terms will not constitute a waiver of any subsequent breach or default, and will not act to amend or negate the rights of the waiving Party.

14.	This Agreement constitutes the final written agreement and understanding of the parties and is intended as a complete and exclusive statement of the terms and conditions of the Terms. Alloy may amend these Terms at any time, and shall seek to notify Authorized User or any amendment through any reasonable means, including through the Alloy Services or through Client. Authorized User’s continued use of the Alloy Services after notification shall constitute Authorized User’s acceptance of such amended Terms.

15.	These Terms shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its principles of conflicts of law. Any action brought by either party under or in relation to these Terms shall be brought exclusively in, and each party agrees to and does hereby submit to the exclusive jurisdiction and venue of, any state or federal court located in the County of New York in the State of New York. Each party expressly waives the application of New York General Obligation Law Section 5-903 to any renewal of these Terms.

IN WITNESS WHEREOF, the Authorized Partner has caused these Terms to be executed by its duly authorized representative as of the date set forth below.

AUTHORIZED USER
By:
Name:
Title:
Address:
Email address:
Date: